

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 20, 2012

Via E-mail
Philip P. Conti
Senior Vice President and Chief Financial Officer
EQT Midstream Partners, LP
625 Liberty Avenue
Pittsburgh, Pennsylvania 15222

> **Re: EQT Midstream Partners, LP**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed April 4, 2012**
> **File No. 333-179487**

Dear Mr. Conti:

    We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Capitalization, page 57

1. We note that you removed the double underline from the balance for cash and cash equivalents. If you continue to present a line item showing your balance for cash and cash equivalents, please revise to clearly indicate that cash and cash equivalents are not part of your capitalization.

EQT Midstream Partners LP Unaudited Pro Forma Financial Statements, page F-2

2. We note your disclosure on page F-2 that the pro forma financial statements now include the issuance of restricted units to your independent directors and certain key employees of EQT in conjunction with this offering. Please tell us how you considered quantifying the value of this stock-based compensation and clearly indicating that the related expense is not included in the pro forma income statement. Refer to Rule 11-02(b)(5) of Regulation S-X.

Philip P. Conti
EQT Midstream Partners, LP
April 20, 2012
Page 2

EQT Midstream Partners Predecessor Financial Statements, page F-8

Report of Independent Registered Public Accounting Firm, page F-8

3. The independent accountants' report indicates that the audits were conducted in accordance with "auditing standards" of the Public Company Accounting Oversight Board. Since these are the financial statements of the predecessor to the issuer, please obtain an audit that complies with all of the standards of the Public Company Accounting Oversight Board; otherwise, please explain in detail why you believe it is appropriate for the audit of the predecessor's financial statements to comply only with the auditing standards.

Balance Sheets, page F-9

4. We note that in response to comment 7 in our letter dated March 13, 2012, you revised the unaudited pro forma financial statements and related footnotes. Consistent with the guidance in SAB Topic 1B.3, please present a pro forma balance sheet reflecting the distribution accrual but not giving effect to the offering proceeds alongside your historical balance sheet in the filing. Additionally, to the extent that the distribution exceeds the current year's earnings, please present pro forma per share data within your historical financial statements. We will not object if you also present this information within your separate unaudited pro forma financial statements.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    You may contact Jason Niethamer at (202) 551-3855 or Jennifer Thompson at (202) 551-3737 if you have questions regarding comments on the financial statements and related matters. Please contact Charles Lee at (202) 551-3427, Dietrich King at (202) 551-3338 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Dietrich King for

Mara L. Ransom
Assistant Director

cc: Laura L. Tyson
       Baker Botts L.L.P.